

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 29, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Robert D. Wachob, President
   and Chief Executive Officer
Rogers Corporation
P.O. Box 188, One Technology Drive
Rogers, Connecticut   06263-0188

Re: Rogers Corporation
        Annual Report on Form 10-K for the FYE December 30, 2007
        Filed on February 27, 2008
        File No. 1-4347

Dear Mr. Wachob:

        We have limited our review of your filing to those issues we have addressed in
our comments. In future filings, we think you should revise your document in response
to these comments. If you disagree with a comment, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed
as necessary in your explanation. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 14

1. Please tell us, with a view toward future disclosure, how many claimants in the
    asbestos litigation do not assert any specific amount of damages and disclose the
    range of damages asserted by all other claimants. For example, "X claims assert
    damages of $; X claims assert between $ and $ in compensatory and between $

and $ in punitive damages; X claims seek compensatory damages of less than $,"
etc.

Def 14A Material

Compensation Discussion and Analysis, page 13

2. Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which
   states that a principal executive officer's compensation should be discussed
   separately where the policy or decisions for that executive officer are materially
   different. In future filings, please revise your CD&A to discuss in more detail
   your principal executive officer's compensation, as certain amounts listed in your
   Summary Compensation Table appear to be based on policies or decisions that are
   materially different from the policies or decisions for your other executive
   officers.

Market Positioning, page 14

3. We note your disclosure that the company positions itself around or above the 50th
   percentile of the comparator company group for each compensation component.
   In future filings, please disclose where actual payments fell within targeted
   parameters. To the extent actual compensation was outside the targeted range,
   please explain why.

Equity Incentives, page 16

4. We note your disclosure that the factors used in determining the amount of each
   award is an assessment of the individual's job performance, competitive market
   practices, last year's award and the individual's potential impact on profits for the
   entire corporation. In future filings, please describe in greater detail how
   individual roles are measured in determining equity incentives.

Closing Comments

       Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director